

Mail Stop 4631

March 11, 2010

Ms. Lori Walker
The Valspar Corporation
901 3rd Avenue South
Minneapolis, MN 55402

      RE: **The Valspar Corporation**
             Form 10-K for the fiscal year ended October 30, 2009
             Filed December 18, 2009
             File #1-3011

Dear Ms. Walker:

      We have reviewed your response letter dated March 5, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended October 30, 2009

Consolidated Financial Statements
Note 14 – Segment Information, page 41

1. We note your response to our prior comment two and appreciate the additional information you have provided. However, given that your product lines have different applications and end users, it continues to appear to us that you should disclose revenue by product line. In addition, not withstanding the requirements of ASC 280-10-50-40, it also appears to us that since your product lines serve different markets they may be impacted by different trends. Therefore, we continue to believe that the product line revenue disclosures and a discussion in MD&A of the underlying factors impacting changes between periods would enable readers to better understand your results in a more informative and transparent manner.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant